UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

February 26, 2001

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [    ]             Form 40-F     [ X ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

To Our Shareholders:

We made great progress during our quarter ended December 31, 2000. Our European organization has made tremendous strides and showed excellent results this quarter. Another highlight was the growth of the print on-demand systems (POS) business. In all, our product lines have come together nicely; the distribution groups are well focused and we are still on target to finish most of the outstanding structural integration issues by April this year.

For the first fiscal quarter of 2001, Creo's revenues were $170.4 million compared to $54.1 million in the first quarter of fiscal 2000. This increase was primarily the result of the company's April 2000 acquisition of the pre-press division of Scitex Corporation Ltd. Excluding the effect of business integration costs of $6.7 million, and goodwill and other intangible assets amortization of $19.2 million, Creo's adjusted earnings were $10.0 million or $0.20 per share (diluted) compared to net income of $5.2 million or $0.15 per share (diluted) for the same period a year ago. Earnings under Canadian GAAP were a loss of $13.7 million or ($0.29) per share (diluted) and earnings under U.S. GAAP were a loss of $12.2 million or ($0.25) per share (diluted).

Creo was honored with a number of awards in this quarter, including the Outstanding Achievement Award for British Columbia Export Excellence and the Burnaby Business Innovation Award. Creo was also noted as one of "The 50 Best Ethical Stocks for Canadians" in a new book by Deb Abbey and Michael Jantzi.

In fiscal 2001 we will continue to build our leadership in the graphic arts industry. We have the strongest range of products, unmatched support capability and the most successful customers in the business. Industry estimates show that in the US, only 20% of the printing plates are imaged with computer to plate equipment. Worldwide, the penetration is even lower, at only 10%. We will direct our efforts primarily to the commercial printing, packaging and newspaper markets this year. As well, we have several initiatives in the creative production market that will allow us to unveil some new products this year.

Financial Highlights

This is the third quarter that the financial results for Creo include the pre-print division of Scitex Corporation Ltd. acquired on April 4, 2000. The following comparison is based on the results for the three months ended December 31, 2000 (Q1) compared to the three months ended September 30, 2000 (Q4). The Statement of Operations this quarter includes business integration costs of $6.7 million and goodwill and other intangible asset amortization of $19.2 million. The following is a pro forma summary of adjusted earnings excluding these items (in millions of U.S. dollars):
	Three months ended
	December 31	September 30
	2000	2000
	(unaudited)	(unaudited)

Revenue	$170.4	$173.3
Cost of sales	99.1	96.3

Gross profit	71.3	77.0
Research and development, net	14.9	15.0
Sales and marketing	21.6	23.0
General and administration	20.5	18.3
Other expense	2.8	1.7

Adjusted operating income	11.5	19.0
Income tax expense	(3.2)	(5.3)

Adjusted net operating income	8.3	13.7
Cash tax recovery from the amortization of intellectual property	1.7	1.7
Minority interest in loss	---	0.6

Adjusted earnings	$10.0	$16.0

Adjusted earnings per share - basic	$0.21	$0.34

Adjusted earnings per share - diluted	$0.20	$0.32

Note:

The adjusted earnings excludes the effect of goodwill and other intangible assets amortization, business integration costs and stock compensation charges. The adjusted earnings is not prepared in accordance with generally accepted accounting principles (GAAP) because it excludes these costs.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

Revenue
Total revenue decreased 1.7% to $170.4 million for Q1 from $173.3 million for Q4. This is a slight change due primarily to a decrease in OEM revenue and due to price pressure in the market. Product revenue decreased 3.0% to $130.4 million for Q1 from $134.5 million for Q4. Service revenue increased 3.1% to $40.0 million for Q1 from $38.8 million for Q4 due to an increase in the installed base.

Cost of sales
Cost of sales increased 2.9% to $99.1 million for Q1 from $96.3 million for Q4. Cost of sales has increased due to a marginal increase in the number of units sold and due to an increase in inventory provisions during the quarter.

Research and development
Net research and development expenses decreased 0.7% to $14.9 million for Q1 from $15.0 million for Q4. Net research and development expenses remained constant as a percentage of total revenue at 8.7% for Q1 and 8.7% for Q4.

Sales and marketing
Sales and marketing expenses declined to $21.6 million from $23.0 million in the previous quarter mainly due to a seasonal decline in marketing activity.

General and administration
General and administration expenses increased 12.0% to $20.5 million in Q1 from $18.3 million in Q4. This increase is due to a slightly higher provision for bad debts than in previous quarters and due to certain non-recurring adjustments made in Q4 arising from the acquisition.

Income tax
Income tax expense on adjusted earnings stayed the same in percentage terms as in the previous quarter (28%).

Business integration costs
Business integration costs consist of inventory write-offs due to the alignment of our product offering and to additional severance costs. Management anticipates additional integration expenses in the future as decisions are made on products, computer systems and certain other activities that are necessary to integrate the business.

Investment
On January 1, 2001, Creo acquired an additional 30% of Nihon CreoScitex for a nominal amount, increasing our ownership to 81%. This increase in ownership coincided with an increase in the amount of the short-term debt guaranteed by the Company.

In addition, Creo increased its investment in printCafe, Inc., an Internet-based, business-to-business printing and graphic arts communication solution provider, by $25.5 million, bringing its total investment to $65.5 million. After this transaction, the Company's investment in printCafe, Inc. remained at 17.24% of the voting rights of printCafe Inc. and continues to be accounted for under the cost method of accounting.

"Amos Michelson"	"Michael Graydon"

Amos Michelson	Michael Graydon
Chief Executive Officer	Chief Financial Officer

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; (2) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates; (3) new regions and new products may not proceed as planned and may adversely affect future revenues; (4) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; and (5) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected. These risks and uncertainties as well as other important matters are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Share Capital
As at December 31, 2000, Creo had 48,292,452 common shares outstanding and 9,752,822 options outstanding. The share capital used for December 31, 2000 adjusted earnings per share and GAAP earnings per share calculations are as follows:
	Three months ended December 31 (Adjusted Earnings)		Three months ended December 31 (GAAP Earnings)
	2000	1999	2000	1999
Diluted - Canadian GAAP
Adjusted earnings / net earnings (loss)	$ 9,961,000	$ 5,226,000	$(13,673,000)	$ 5,226,000
Basic shares outstanding	47,930,795	32,435,637	47,930,795	32,435,637
Plus: dilutive options	2,530,979	2,986,189	---	2,986,189

Dilutive shares outstanding	50,461,774	35,421,826	47,930,795	35,421,826

Diluted earnings (loss) per share	$ 0.20	$ 0.15	$ (0.29)	$ 0.15

Diluted - U.S. GAAP
Adjusted earnings/net earnings (loss)	$ 9,961,000	$ 5,226,000	$(12,196,000)	$ 5,226,000
Basic shares outstanding	47,930,795	32,435,637	47,930,795	32,435,637
Plus: dilutive options	2,530,979	2,986,189	---	2,986,189

Dilutive shares outstanding	50,461,774	35,421,826	47,930,795	35,421,826

Diluted earnings (loss) per share	$ 0.20	$ 0.15	$ (0.25)	$ 0.15

The adjusted earnings excludes the effect of goodwill and other intangible assets amortization, business integration costs and stock compensation charges. The adjusted earnings is not prepared in accordance with generally accepted accounting principles (GAAP) because it excludes these costs.

The Company has retroactively adopted the new CICA recommendation on earnings per share which, consistent with U.S. GAAP, uses the treasury stock method in calculating diluted earnings per share. Prior years figures have been recalculated, however, there was no change to the figures presented.

Creo Products Inc.
Consolidated Statements of Operations and Retained Earnings
(In thousands of U.S. dollars except per share amounts)
	Three months ended
	December 31 2000 (Unaudited)	December 31 1999 (Unaudited)

Revenue
Product	$118,266	$44,869
Service	39,988	9,252
Consumables	12,164	---

	170,418	54,121
Cost of sales	99,061	28,317

	71,357	25,804

Research and development, net	14,937	5,937
Sales and marketing	21,628	9,134
General and administration	20,519	2,895
Other (income) expense)	2,799	(795)

Operating income before undernoted items	11,474	8,633
Business integration costs	6,672	---
Goodwill and other intangible assets amortization	19,191	---

Earnings (loss) before income taxes	(14,389)	8,633
Income tax expense (recovery)	(716)	3,407

Net earnings(loss)	$(13,673)	$5,226

Earnings (loss) per common share
- Basic, Canadian GAAP	$(0.29)	$0.16

- Basic, U.S. GAAP	$(0.25)	$0.16

- Diluted, Canadian GAAP	$(0.29)	$0.15

- Diluted, U.S. GAAP	$(0.25)	$0.15

Retained earnings, beginning of period	$20,324	$21,754
Net earnings (loss)	(13,673)	5,226

Retained earnings, end of period	$6,651	$26,980

Creo Products Inc.
Consolidated Balance Sheets
 (In thousands of U.S. dollars)
	December 31 2000 (unaudited)	September 30 2000 (audited)

Assets
Current assets
Cash and cash equivalents	$50,468	$45,359
Accounts receivable	171,649	177,822
Other receivables	55,749	58,586
Inventories	124,131	141,021
Future income taxes	21,099	23,492

	423,096	446,280
Investments	70,470	45,000
Capital assets, net	111,388	107,280
Goodwill and other intangible assets, net	322,349	338,055
Other assets	5,168	6,051
Future income taxes	20,151	10,534

	$952,622	$953,200

Liabilities
Current liabilities
Short-term debt	$20,044	$19,216
Accounts payable	80,390	94,784
Accrued and other liabilities	64,948	61,503
Income taxes payable	8,350	6,424
Deferred revenue and credits	58,523	61,677

	232,255	243,604
Future income taxes	23,021	22,986

	255,276	266,590
Shareholders' Equity
Share capital	686,792	664,160
Contributed surplus	2,060	2,126
Cumulative translation adjustment	1,843	---
Retained earnings	6,651	20,324

Total shareholders' equity	697,346	686,610

	$952,622	$953,200

Creo Products Inc.
Consolidated Statements of Cash Flows
 (In thousands of U.S. dollars)
	December 31 2000 (unaudited)	December 31 1999 (unaudited)

Cash provided by (used in) operations:
Net earnings (loss)	$(13,673)	$5,226
Items not affecting cash:
Amortization	22,923	1,737
Future income taxes	(9,198)	(238)
Other	2,632	10

	2,684	6,735

Changes in non-cash working capital:
Accounts receivable	6,173	(6,553)
Other receivables	2,757	---
Inventories	16,890	(4,435)
Accounts payable	(14,393)	(325)
Accrued and other liabilities	2,320	1,117
Income taxes	1,926	(385)
Deferred revenue and credits	(2,413)	1,063

	13,260	(9,518)

	15,944	(2,783)
Cash provided by (used in) investing:
Investments	(5,000)	---
Purchase of capital assets	(9,434)	(4,550)
Proceeds from sale of capital assets	45	---
Other	885	---

	(13,504)	(4,550)

Cash provided by (used in) financing:
Proceeds from shares issued	2,096	322
Share-purchase loans	---	(195)
Increase in short-term debt	828	---
Repayment of long-term debt	---	(6,660)

	2,924	(6,533)

Foreign exchange loss on cash and cash equivalents held in foreign currency	(255)	---

Increase (decrease) in cash and cash equivalents	5,109	(13,866)
Cash and cash equivalents, beginning of period	45,359	103,075

Cash and cash equivalents, end of period	$50,468	$89,209

Notes to the Consolidated Financial Statements
(Amounts in thousands of U.S. dollars)

  Basis of Presentation

The accompanying financial information does not include all disclosures required under generally accepted accounting principles because certain information included in the Company's fiscal 2000 Annual Report has not been included in this report. The accompanying financial information reflects all adjustments (consisting primarily of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's fiscal 2000 Annual Report.

As at December 31, 2000, the Company adopted the Canadian Institute of Chartered Accountants new recommendations on earnings per share calculations. Under these recommendations, diluted earnings per share under Canadian GAAP is calculated using the treasury share method which is consistent with the calculation under U.S. GAAP for diluted earnings per share. Consequently, the prior years financial information has been restated to reflect this change however, there was no impact on the figures presented.
  Differences between Canadian and United States Accounting Principles and Practices

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

Under Canadian GAAP, the Company amortizes purchased in-process research and development on a straight-line basis over five years. Under U.S. GAAP, the Company must expense purchased in-process research and development immediately upon acquisition since it has no alternative future use. In addition, for U.S. GAAP purposes, the Company has elected to continue to apply the guidance set out in "Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee share options. Under APB 25 if the exercise price of the Company's employee share option is below the market value of the underlying share on the date of grant, APB 25 requires a stock compensation cost to be recognized. The effect of these differences would be:

Three months ended December 31
2000 (unaudited)	1999 (unaudited)

Net earnings (loss) under Canadian GAAP	$(13,673)	$5,226
Goodwill and other intangible assets amortization	2,704	---
Income tax expense	(598)	---
Stock option compensation	(629)	---

Net earnings (loss) under U.S. GAAP	$(12,196)	$5,226

The income tax recovery is applicable to goodwill amortization.
  Investment in printCafe

The Company purchased 8,000,000 series E-3 redeemable convertible preferred stock for $30.47 million funding the purchase through the issuance of 692,433 common shares of the Company, $5.0 million in cash and the cancellation of the $5.0 million promissory note issued in July 2000. After this transaction, the Company's investment in printCafe, Inc. remained at 17.24% of the voting rights of printCafe, Inc. and continues to be accounted for under the cost method of accounting.
  Subsequent Events

On January 1, 2001 the Company purchased an additional 22,740 shares of Nihon CreoScitex for a nominal amount, increasing the Company's shareholding to 81% ownership in the entity. This increase in ownership coincided with an increase in the level of the short-term debt guaranteed by the Company.

Creo Products Inc.

3700 Gilmore Way
Burnaby, B.C.
V5G 4M1 CANADA

Contact:
Investor Relations
Tel: +1-604-451-2700
Fax: +1-604-437-9891
E-mail: IR@creo.com